Exhibit 99.1

February 3, 2014
530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To:	All Canadian Securities Regulatory Authorities
Toronto Stock Exchange
New York Stock Exchange
Securities and Exchange Commission

Subject: CENOVUS ENERGY INC.

Dear Sirs:

We advise of the following with respect to the upcoming meeting of shareholders for the subject Issuer:

Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	March 07, 2014
Record Date for Voting (if applicable) :	March 07, 2014
Beneficial Ownership Determination Date :	March 07, 2014
Meeting Date :	April 30, 2014
Meeting Location (if available) :	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	15135U109	CA15135U1093

Sincerely,

Computershare Trust Company of Canada/
Computershare Investor Services Inc.

Agent for CENOVUS ENERGY INC.